787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

March 5, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Fundamental Growth Fund, Inc.

Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of BlackRock Fundamental Growth, Inc. (the “Registrant”), and pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by the Registrant, of all of the assets and liabilities of the BlackRock Capital Appreciation Portfolio, a series of BlackRock Funds, in exchange for Investor A, Investor B, Investor C and BlackRock Shares of the Registrant.

Pursuant to Rule 488, the Registration Statement designates an effective date of April 19, 2010. Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 728-8681

Sincerely,

/s/ Jack D. Cohen
Jack D. Cohen

Enclosures

cc:	Aaron Wasserman, Esq., BlackRock Advisors, LLC
Maria Gattuso, Willkie Farr & Gallagher LLP

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